SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

YRC Worldwide Inc.

(Name of Subject Company (Issuer))

5.0% Net Share Settled Contingent Convertible Senior Notes due 2023

(Title of Class of Securities)

985577 AA3

(CUSIP Number of Class of Securities)

Michelle A. Russell

Executive Vice President, General Counsel and Secretary

10990 Roe Avenue

Overland Park, Kansas 66211

(913) 696-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Person)

Copy To:

Dennis M. Myers, P.C.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$269,000	$36.70

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 5.0% Net Share Settled Contingent Convertible Senior Notes due 2023 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but not including, the repurchase date. As of June 26, 2013, there was $269,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $269,000.
**	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $136.40 for each $1,000,000 of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

INTRODUCTORY STATEMENT

Pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of December 31, 2004, among YRC Worldwide Inc., a Delaware corporation (formerly known as Yellow Roadway Corporation) (the “Company”), certain subsidiary guarantors named therein and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), as amended by a Supplemental Indenture, dated as of December 31, 2009 (as amended, the “Indenture”), for the Company’s 5.0% Net Share Settled Contingent Convertible Senior Notes due 2023 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (each, a “Holder”) of the Notes to sell and the obligation of the Company to repurchase the Notes, as set forth in the Company Notice to Holders of 5.0% Net Share Settled Contingent Convertible Senior Notes due 2023, dated June 26, 2013 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Option Documents”).

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

The Company is the issuer of the Notes and is obligated to purchase all of the Notes if properly tendered by the holders under the terms and subject to the conditions set forth in the Indenture and the Option Documents. The Notes are convertible into cash and, if applicable, shares of common stock, $0.01 par value per share, of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. The Company maintains its principal executive offices at 10990 Roe Avenue, Overland Park, Kansas 66211, and the telephone number there is (913) 696-6100. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option Documents is incorporated by reference into this Schedule TO.

Item 10. Financial Statements.

Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company believes that its financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being offered to holders of Notes consists solely of cash, (ii) the offer is not subject to any financing conditions, (iii) the offer applies to all outstanding Notes and (iv) the Company is a public reporting company that files reports electronically on EDGAR.

Item 11. Additional Information.

(a)	Not applicable.

(c)	Not applicable.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)	Company Notice to Holders of 5.0% Net Share Settled Contingent Convertible Senior Notes due 2023, dated June 26, 2013.

(b)	Not applicable.

(d)(1)	Indenture (including form of note) dated December 31, 2004, among the Company, certain subsidiary guarantors and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 5.0% Net Share Settled Contingent Convertible Senior Notes due 2023 (incorporated by reference to Exhibit 4.7 to Amendment No. 1 to Registration Statement on Form S-4/A, filed on November 30, 2004, File No. 333-119990).

(d)(2)	Supplemental Indenture, dated as of December 31, 2009, between the Company, the guarantors signatory thereto and Deutsche Bank Trust Company Americas, as trustee, supplementing the Indenture, dated as of December 31, 2004 (as supplemented and in effect as of the date of the Supplemental Indenture), relating to the 5.0% Net Share Settled Contingent Convertible Senior Notes due 2023 (incorporated by reference to Exhibit 4.2 to Current Report on
Form 8-K, filed on January 7, 2010, File No. 000-12255).

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable. The Company filed a Form 15 on February 28, 2012 with respect to the Notes certifying that there were approximately seven holders of the Notes. The Form 15 terminated any reporting obligation the Company may have had with respect to the Notes and, as a result, the repurchase of the Notes contemplated by this Schedule TO does not trigger the effect referred to in Rule 13e-3(a)(3)(ii)(A) under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 26, 2013	YRC Worldwide Inc.

	By:	/s/ Jamie G. Pierson
	Name:	Jamie G. Pierson
	Title:	Executive Vice President and
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Company Notice to Holders of 5.0% Net Share Settled Contingent Convertible Senior Notes due 2023, dated June 26, 2013.

(b)	Not applicable.

(d)(1)	Indenture (including form of note) dated December 31, 2004, among the Company, certain subsidiary guarantors and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 5.0% Net Share Settled Contingent Convertible Senior Notes due 2023 (incorporated by reference to Exhibit 4.7 to Amendment No. 1 to Registration Statement on Form S-4/A, filed on November 30, 2004, File No. 333-119990).

(d)(2)	Supplemental Indenture, dated as of December 31, 2009, between the Company, the guarantors signatory thereto and Deutsche Bank Trust Company Americas, as trustee, supplementing the Indenture, dated as of December 31, 2004 (as supplemented and in effect as of the date of the Supplemental Indenture), relating to the 5.0% Net Share Settled Contingent Convertible Senior Notes due 2023 (incorporated by reference to Exhibit 4.2 to Current Report on
Form 8-K, filed on January 7, 2010, File No. 000-12255).

(g)	Not applicable.

(h)	Not applicable.